Item 77M - DWS Strategic Income Fund

On February 1, 2011 (the "Effective
Date"), DWS Strategic Income Fund (the
"Predecessor Fund"), a series of DWS
Strategic Income Fund, a Massachusetts
business trust (Registration Nos. 002-58921 and 811-02743), was reorganized into DWS
Strategic Income Fund (the "Acquiring Fund"), a corresponding newly created "shell" series of DWS Income Trust, a Massachusetts business trust (Registration Nos. 002-91577 and
811-04049). On the Effective Date, all of the assets and liabilities of the Predecessor
Fund were transferred to the Acquiring Fund.
With the exception of the differing trust of which it is a series, the Acquiring Fund is substantially similar to its corresponding
Predecessor Fund.

All financial and other relevant information for the Predecessor Fund for the six-month period ended April 30, 2011 is reported on the Form
N-SAR filed by the Acquiring Fund for the same period.